CONTACT:  Paul G. Henning
                                                  (212) 297-2125



                       OMI RECEIVES COFRS


     New York, October 24 -- OMI (OMM:NYSE) announced today that it has obtained Certificates of Financial Responsibility (COFRS) from the U.S. Coast Guard for all of its wholly-owned and operated tankers and all but one of the joint venture tankers it operates. Pursuant to the Oil Pollution Act of 1990 ("OPA"), COFRS must be obtained for all tankers in U.S. waters by December 28, 1994. OMI is confident that it will obtain COFRS for the remaining tankers prior to the requirement that they be on board.

     OMI, a major bulk shipping company, operates in both the domestic and international shipping markets. Its fleet currently totals 46 vessels, including six chartered-in tankers and a vessel on order, and aggregates in excess of 3.9 million deadweight ton. The Company also has significant investments in other maritime related activities, including lightering of large crude carriers in the Gulf of Mexico and workboat services.

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10/24/94